Exhibit 99.2

Associated Estates Realty Corporation
Fourth Quarter 2004
Earnings Release and Supplemental Financial Data



Arbor Landings
545 Landings Boulevard
Ann Arbor, MI 48103-2715

Tel: (734) 761-9040
WebSite: www.arborlandingsapts.com

Arbor Landings Apartments are uniquely designed to provide residents a country setting with the conveniences of the city. Amenities include swimming pool with sundeck, playground, jogging trail, sauna and whirlpool, spacious patios, washers and dryers in each unit, and more.

Associated Estates Realty Corporation **Phone:** (216) 261-5000
5025 Swetland Court **Fax:** (216) 289-9600
Cleveland, Ohio 44143-1467 **Web Site:** www.aecrealty.com

Investor contact: Barbara E. Hasenstab
Vice President of Investor Relations
  and Corporate Communications
(216) 797-8798
IR@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Historical results and percentage relationships set forth in the Consolidated Statements of Operations contained in the financial statements of the Company's supplemental information, including trends which might appear, should not be taken as indicative of future operations. In addition, this news release contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, preliminary expectations regarding the Company's 2005 performance, which are based on certain assumptions as noted in this news release. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates", and similar expressions are intended to identify forward looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties and other properties operated by the Company; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments; inability of the Company to achieve anticipated reductions in operating expenses and increases in revenues; the results of litigation filed or to be filed against the Company; risks related to the Company's joint ventures; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.

associated estates communities

service satisfaction value

Associated Estates Realty Corporation
Fourth Quarter 2004
Supplemental Financial Data

Table of Contents

ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES FULL YEAR AND FOURTH QUARTER 2004 RESULTS

Cleveland, Ohio - February 8, 2005 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss of $0.13 per common share (basic and diluted) for the year ended December 31, 2004 compared with a net loss of $0.85 per common share (basic and diluted) for the year ended December 31, 2003. The results for 2004 include a gain of approximately $0.50 per share from the sale of a property, while the results for 2003 include a gain of approximately $0.09 per share.

Funds from operations (FFO) per share for the year 2004 increased 32.1 percent over 2003. FFO for 2004 was $1.07 per common share (basic and diluted), up from $0.81 per common share (basic and diluted) for 2003. The significant increase in FFO per share compared with 2003 is primarily attributed to the improved performance of the Company's same store market-rate portfolio. The actual contribution from the same store market-rate portfolio was $0.78 per share in 2004 compared with $0.54 per share in 2003.

A reconciliation of net loss to FFO is included on page 9.

Fourth Quarter Results

For the fourth quarter ended December 31, 2004, the Company reported a net loss of $0.17 per common share (basic and diluted) compared with a net loss of $0.04 per common share (basic and diluted) for the fourth quarter ended December 31, 2003.

Funds from operations (FFO) for the quarter were $0.26 per common share (basic and diluted) for the fourth quarter ended December 31, 2004 compared with $0.32 per common share (basic and diluted) for the fourth quarter ended December 31, 2003. The change in FFO per share compared with the fourth quarter of 2003 reflects the following:

- A decrease of $0.01 per share in the contribution from acquisitions and dispositions;

- A decrease of $0.02 per share in the contribution from the Company's same store market-rate portfolio;

- A decrease of $0.01 per share in the contribution from the Company's affordable housing portfolio, primarily related to increased expenses; and

- A decrease of $0.02 per share in the contribution from the Company's management and service operations, primarily related to reduced revenues from the Company's painting subsidiary and a decline in management fee revenues.

Additional quarterly and year-to-date financial information, including segment detail and performance by region for the Company's same-store portfolio, is included on pages 11 through 16.

In a continuing effort to further enhance AEC's financial disclosures, the Company noted the following information that was added to the fourth quarter supplemental fact booklet:

- Percentage of total debt to undepreciated real estate assets (58.1 percent), which is included in the "Market Capitalization Data" on page 5;

- "Same Store Market-Rate Data" for the twelve months ended December 31, 2004 versus December 31, 2003 on page 14;

- "Same Store Market-Rate Property Net Operating Income (Property NOI)", by region, as a percentage of total NOI, for the three- and twelve- months ended December 31, 2004 and 2003 on page 16; and

- "Definitions of Non-GAAP Financial Measures" on pages 19 and 20.

Same Store Market-Rate Portfolio

Property net operating income for the fourth quarter increased 1.5 percent compared with the fourth quarter of 2003. Revenues for the fourth quarter of 2004 from the Company's same store market-rate portfolio decreased 0.4 percent, and total property operating expenses for the same store market-rate portfolio decreased 2.5 percent.

The operating margin for the same store market-rate portfolio for the fourth quarter of 2004 improved 1.0 percentage point compared with the comparable period in 2003, primarily reflecting the Company's focus on controllable expenses.

For the fourth quarter, the average net collected rent of $674 per unit remained relatively flat compared with the fourth quarter of 2003. Physical occupancy was 91.1 percent at the end of the quarter compared with 92.5 percent at the end of the fourth quarter of 2003.

Advisory Business

A 422-unit advisory client owned property located in Highlands Ranch, Colorado was sold in October. Disposition fees of $202,000 from the sale of this property are reflected in the Company's fourth quarter 2004 results.

Financing Activity

On January 6, 2005, the Company redeemed all outstanding shares of its 9.75% Class A Cumulative Redeemable Preferred Shares (Class A Shares) from proceeds of a $58 million offering of 8.70% Class B Series II Cumulative Redeemable Preferred Shares (Class B Shares). The net effect of the issuance of the Class B Shares and the redemption of the Class A Shares was a negative impact to net income applicable to common shares and funds from operations (FFO) per share of approximately $0.01 in the fourth quarter of 2004. The charge is related to the payment of the final dividend to the Preferred A holders, partially offset by interest earned from the offering proceeds.

Outlook

"We are extremely satisfied with the performance improvements in our same store market-rate portfolio in 2004," said Jeffrey I. Friedman, President and CEO. "Despite the continued softness in most of our markets throughout the year, we were still able to improve our property operating margins by four percentage points."

"We are also pleased that we generated $0.76 per share in funds available for distribution (FAD), compared with our annual dividend of $0.68 per share in 2004," said Friedman.

The Company estimates that 2005 FFO will be in the range of approximately $1.05 to $1.10 per share, excluding non-cash redemption costs of approximately $0.11 per share associated with the redemption of the Class A Shares. The Company said it expects that 2005 FAD will be in the range of approximately $0.71 to $0.76 per share.

"Our 2005 expectations are based on a decrease in income from our management and service operations, partially offset by continued improvements in our same store market-rate portfolio," added Friedman.

Friedman said the Company plans to continue to focus on generating additional revenue from its same store portfolio, by maximizing occupancy, reducing concessions, and enhancing ancillary revenue from sources such as utility management.

Tax Characterization of 2004 Dividend

As reported to shareholders in January 2005, 99 percent of the $0.68 per share dividend paid on the Company's common shares in 2004 is classified as non-taxable return of capital.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Twelve Months Ended December 31, 2004 and 2003
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended December 31,		Twelve Months Ended, December 31,	
OPERATING INFORMATION	2004	2003	2004	2003
Total revenue	$ 39,503	$ 40,113	$ 160,399	$ 155,450
Property revenue	$ 35,658	$ 34,912	$ 140,853	$ 138,312
Net (loss) income applicable to common shareholders	$ (3,410)	$ (841)	$ (2,481)	$ (16,397)
Per share:				
Basic	$ (0.17)	$ (0.04)	$ (0.13)	$ (0.85)
Diluted	$ (0.17)	$ (0.04)	$ (0.13)	$ (0.85)
Funds from Operations (FFO) [1]	$ 5,014	$ 6,254	$ 20,921	$ 15,675
FFO per share:				
Basic	$ 0.26	$ 0.32	$ 1.07	$ 0.81
Diluted	$ 0.26	$ 0.32	$ 1.07	$ 0.81
Funds Available for Distribution (FAD) [1]	$ 2,673	$ 4,131	$ 14,859	$ 9,877
Dividends per share	$ 0.17	$ 0.17	$ 0.68	$ 0.68
Payout ratio - FFO	65.4%	53.1%	63.6%	84.0%
Payout ratio - FAD	121.4%	81.0%	89.5%	133.3%
Common dividends - paid	$ 3,341	$ 3,311	$ 13,331	$ 13,241
Preferred dividends - paid	$ 1,371	$ 1,371	$ 5,484	$ 5,484
Service companies expense	$ 832	$ 897	$ 3,842	$ 3,657
General and administrative expense	$ 2,116	$ 1,239	$ 7,771	$ 6,084
Interest expense [2]	$ 9,871	$ 9,869	$ 39,267	$ 39,608
Interest coverage ratio [3]	1.67:1	1.77:1	1.69:1	1.57:1
Fixed charge coverage ratio [4]	1.44:1	1.56:1	1.48:1	1.39:1
General and administrative expense to property revenue	5.9%	3.5%	5.5%	4.4%
Interest expense to property revenue	27.7%	28.3%	27.9%	28.6%
Total NOI [5]	19,431	19,255	76,232	69,748
Property NOI [5]	19,039	18,366	74,168	67,745
ROA [6]	7.9%	7.4%	7.9%	7.4%
Same store market-rate revenue (decrease) increase	(0.4)%	1.6%	0.5%	(0.1)%
Same store market-rate expense (decrease) increase	(2.5)%	3.7%	(7.2)%	9.3%
Same store market-rate NOI increase (decrease)	1.5%	(0.2)%	8.8%	(8.5)%
Same store market-rate operating margins	53.2%	52.2%	52.5%	48.5%

(1) See page 9 for a reconciliation of net (loss) income to these non-GAAP measurements and page 19 for the Company's definition of these non-GAAP measurements.

(2) Excludes amortization of financing fees of $266 and $1,067 for the three months and twelve months 2004 and $276 and $1,151 for the three and twelve months 2003.

(3) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs. See page 19 for a reconciliation of net (loss) income to EBITDA and for the Company's definition of EBITDA.

(4) Represents interest expense and preferred stock dividend payment coverage.

(5) See pages 11 and 12 for a reconciliation of net (loss) income to the non-GAAP measurements and page 19 for the Company's definition of these non-GAAP measurements.

(6) ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Fourth Quarter 2004
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA		December 31, 2004		December 31, 2003
Net real estate investments	$	665,268	$	661,585
Total assets	$	763,432	$	704,793
Total debt	$	557,279	$	543,496
Minority interest	$	2,172	$	2,172
Preferred stock - 9.75% Class A Cumulative Redeemable Preferred Shares[1]	$	56,250	$	56,250
- 8.70% Class B Cumulative Redeemable Preferred Shares	$	58,000	$	-
Total shareholders' equity	$	163,590	$	121,428
Common shares outstanding		19,653		19,479
Share price, end of period	$	10.22	$	7.31
Total market capitalization[2]	$	894,582	$	768,543
Undepreciated book value of real estate	$	958,450	$	925,971
Total debt to undepreciated book value of real estate		58.1%		58.7%
Annual dividend	$	0.68	$	0.68
Annual dividend yield based on share price, end of period		6.7%		9.3%

(1) On January 6, 2005, the Company redeemed all 9.75% Class A Cumulative Redeemable Preferred Shares for $250.00 per share plus accrued and unpaid dividends as of that date.

(2) Includes the Company's share of unconsolidated debt of $22,469 and $26,406 as of December 31, 2004 and December 31, 2003, respectively.

Associated Estates Realty Corporation
Financial and Operating Highlights
Fourth Quarter 2004

PORTFOLIO INFORMATION		
		No. of
Company Portfolio:	Properties	Units
Directly owned:		
Affordable Housing	12	1,246
"Same Store" Market-Rate	60	15,369
Acquisition	1	288
Joint ventures	3	951
Third party managed:		
Affordable Housing[1]	26	4,640
Market-Rate	5	963
Commercial[2]	1	-
Total Company Portfolio	108	23,457

(1) Effective February 1, 2005, the Company began management of two Affordable Housing properties containing 200 units located in Gainesville, Florida.

(2) Effective February 1, 2005, the Company no longer manages this asset.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Fourth Quarter 2004
(Unaudited; dollar amounts in thousands)

	December 31, 2004	December 31, 2003
ASSETS		
Real estate assets		
Investment in real estate	$ 956,620	$ 920,444
Construction in progress	1,830	5,527
Less: accumulated depreciation	(293,182)	(264,386)
Real estate, net	665,268	661,585
Cash and cash equivalents	59,734	2,212
Restricted cash	10,740	10,889
Other assets	27,690	30,107
Total assets	$ 763,432	$ 704,793
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgages payable	$ 547,279	$ 538,496
Lines of credit borrowings	10,000	5,000
Total debt	557,279	543,496
Accounts payable and accrued expenses	40,391	37,697
Total liabilities	597,670	581,193
Operating partnership minority interest	2,172	2,172
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized;		
9.75% Class A cumulative redeemable, $250 per share liquidation preference,		
225,000 issued and outstanding	56,250	56,250
8.70% Class B Series II cumulative redeemable, $250 per share liquidation		
preference, 232,000 issued and outstanding	58,000	-
Common shares, without par value, $.10 stated value; 41,000,000		
authorized; 22,995,763 issued and 19,653,187 and 19,478,681		
outstanding at December 31, 2004 and December 31, 2003, respectively	2,300	2,300
Paid-in capital	277,117	279,087
Accumulated distributions in excess of accumulated net income	(200,277)	(184,436)
Less: Treasury shares, at cost, 3,342,576 and 3,517,082 shares		
at December 31, 2004 and December 31, 2003, respectively	(29,800)	(31,773)
Total shareholders' equity	163,590	121,428
Total liabilities and shareholders' equity	$ 763,432	$ 704,793

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three and Twelve Months Ended December 31, 2004 and 2003
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended		Twelve Months Ended	
	December 31,		December 31,	
	2004	2003	2004	2003
REVENUE				
Rental income	$ 34,252	$ 33,845	$ 136,105	$ 134,617
Fee income and reimbursements	3,279	3,797	13,102	14,254
Painting services	377	1,411	6,147	2,827
Other income	1,595	1,060	5,045	3,752
Total revenue	39,503	40,113	160,399	155,450
EXPENSES				
Property operating and maintenance	16,625	16,548	66,698	70,595
Depreciation and amortization	8,615	8,630	33,744	34,802
Direct property management and service companies expenses	3,145	3,079	13,019	12,458
Painting services and charges	458	1,275	4,764	2,809
General and administrative	2,116	1,239	7,771	6,084
Total expenses	30,959	30,771	125,996	126,748
Operating income	8,544	9,342	34,403	28,702
Interest income	156	44	314	160
Interest expense, net	(10,137)	(10,145)	(40,334)	(40,759)
(Loss) income before equity in net loss of joint ventures, gain on sale of partnership interest, minority interest and income from discontinued operations	(1,437)	(759)	(5,617)	(11,897)
Equity in net loss of joint ventures	(266)	(284)	(923)	(1,157)
Gain on sale of partnership interest	-	1,314	-	1,314
Minority interest in operating partnership	(16)	(17)	(63)	(75)
(Loss) income from continuing operations	(1,719)	254	(6,603)	(11,815)
Income from discontinued operations:				
Operating income	-	276	245	902
Gain on disposition of property	-	-	9,682	-
Income from discontinued operations	-	276	9,927	902
Net (loss) income	(1,719)	530	3,324	(10,913)
Preferred share dividends	(1,691)	(1,371)	(5,805)	(5,484)
Net (loss) income applicable to common shares	$ (3,410)	$ (841)	$ (2,481)	$ (16,397)
Earnings per common share - basic:				
(Loss) income from continuing operations applicable to common shares	$ (0.17)	$ (0.05)	$ (0.64)	$ (0.89)
Income from discontinued operations	-	0.01	0.51	0.04
Net (loss) income applicable to common shares	$ (0.17)	$ (0.04)	$ (0.13)	$ (0.85)
Earnings per common share - diluted:				
(Loss) income from continuing operations applicable to common shares	$ (0.17)	$ (0.05)	$ (0.64)	$ (0.89)
Income from discontinued operations	-	0.01	0.51	0.04
Net (loss) income applicable to common shares	$ (0.17)	$ (0.04)	$ (0.13)	$ (0.85)
Funds from Operations (FFO) [1]	$ 5,014	$ 6,254	$ 20,921	$ 15,675
Funds Available for Distribution (FAD) [1]	$ 2,673	$ 4,131	$ 14,859	$ 9,877
Weighted average shares outstanding - basic	19,551	19,413	19,519	19,401
Weighted average shares outstanding - diluted	19,551	19,413	19,519	19,401

(1) See page 9 for a reconciliation of net (loss) income to these non-GAAP measurements and page 19 for the Company's definition of these non-GAAP measurements.

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
CALCULATION OF FFO AND FAD	2004	2003	2004	2003
Net (loss) income applicable to common shares	$ (3,410)	$ (841)	$ (2,481)	$ (16,397)
Add: Depreciation - real estate assets	8,022	7,995	31,583	32,082
Depreciation - real estate assets - joint ventures	241	315	1,059	1,371
Amortization of joint venture deferred costs	9	21	8	71
Amortization of intangible assets	152	78	434	312
Less: Gain on sale of partnership interest	-	(1,314)	-	(1,314)
Gain on disposition of properties	-	-	(9,682)	(450)
Funds from Operations (FFO) [1]	5,014	6,254	20,921	15,675
Add: Depreciation - other assets	441	569	1,737	2,434
Depreciation - other assets - joint ventures	50	50	200	243
Amortization of deferred financing fees	266	276	1,067	1,151
Amortization of deferred financing fees - joint ventures	7	19	68	90
Less: Fixed asset additions [2]	(3,059)	(3,037)	(9,058)	(9,571)
Fixed asset additions - joint ventures [2]	(46)	-	(76)	(145)
Funds Available for Distribution (FAD) [1]	$ 2,673	$ 4,131	$ 14,859	$ 9,877
Weighted average shares outstanding - basic	19,551	19,413	19,519	19,401
Weighted average shares outstanding - diluted	19,551	19,413	19,519	19,401
PER SHARE INFORMATION:				
FFO - basic	$ 0.26	$ 0.32	$ 1.07	$ 0.81
FFO - diluted	$ 0.26	$ 0.32	$ 1.07	$ 0.81
Dividends	$ 0.17	$ 0.17	$ 0.68	$ 0.68
Payout ratio - FFO	65.4%	53.1%	63.6%	84.0%
Payout ratio - FAD	121.4%	81.0%	89.5%	133.3%

(1) See page 19 for the Company's definition of these non-GAAP measurements.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions and only reflect the Company's prorata share of recurring joint venture capital additions.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

		Twelve Months Ended December 31, 2004	
	Estimated GAAP Useful Life (Years)	Amount	Cost Per Unit[1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance[2]		$ 13,080	$ 787
Maintenance personnel labor cost[2]		6,846	412
Total Operating Expenses Related to Repairs and Maintenance		19,926	1,199
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	121	7
Appliances	5	620	37
Building improvements[4]	14	3,044	183
Carpet and flooring	5	2,735	165
HVAC and mechanicals	15	645	39
Landscaping and grounds	14	721	43
Office/model	5	24	1
Suite improvements	5	159	10
Miscellaneous	5	108	7
Total Recurring Capital Expenditures - Properties		8,177	492
Corporate capital expenditures[5][6]		881	53
Total Recurring Capital Expenditures		9,058	545
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 28,984	$ 1,744
Total Recurring Capital Expenditures		$ 9,058	
Investment/Revenue Enhancing Expenditures[7]:			
Siding/Painting [8]	10	398	
Lobby renovation [9]	30	1,137	
Retail space buildout [9]	5	41	
Underground parking garage [9]	30	3,874	
Total Investment/Revenue Enhancing Expenditures		5,450	
Grand Total Capital Expenditures		$ 14,508	

(1) Calculated using 16,615 units, including 1,246 affordable housing units and 15,369 same store market-rate units.

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) See page 20 for the Company's definition of recurring fixed asset additions.

(4) Includes primarily building exterior work, exterior painting and new roofs.

(5) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(6) Includes $47 of capital lease payments.

(7) See page 20 for the Company's definition of investment/revenue enhancing additions.

(8) Related to two market-rate assets.

(9) Related to a single market-rate asset.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Three Months Ended December 31, 2004				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 799	$ 32,370	$ 2,489	$ 3,845	$ 39,503
Interest income	1	1	4	150	156
Expenses	302	15,136	1,187	3,603	20,228
NOI [1]	498	17,235	1,306	392	19,431
Depreciation and amortization	372	7,714	330	199	8,615
General and administrative	36	1,924	156	-	2,116
Interest expense	154	9,922	1	60	10,137
	562	19,560	487	259	20,868
(Loss) income before equity in net loss of joint ventures, minority interest and income from discontinued operations	(64)	(2,325)	819	133	(1,437)
Equity in net loss of joint ventures	(7)	(234)	(25)	-	(266)
Minority interest in operating partnership	-	-	-	(16)	(16)
(Loss) income before income from discontinued operations	(71)	(2,559)	794	117	(1,719)
Income from discontinued operations - operating income	-	-	-	-	-
Net (loss) income	(71)	(2,559)	794	117	(1,719)
Preferred share dividends	(34)	(1,468)	(113)	(76)	(1,691)
Net (loss) income applicable to common shares	$ (105)	$ (4,027)	$ 681	$ 41	$ (3,410)
Weighted average shares outstanding - basic					19,551
Weighted average shares outstanding - diluted					19,551
FFO per share - basic	$ 0.01	$ 0.20	$ 0.05	$ -	$ 0.26
FFO per share - diluted	$ 0.01	$ 0.20	$ 0.05	$ -	$ 0.26

	Three Months Ended December 31, 2003				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ -	$ 32,516	$ 2,396	$ 5,201	$ 40,113
Interest income	-	1	1	42	44
Expenses	(27)	15,532	1,043	4,354	20,902
NOI [1]	27	16,985	1,354	889	19,255
Depreciation and amortization	-	7,913	322	395	8,630
General and administrative	-	1,146	93	-	1,239
Interest expense	-	10,086	1	58	10,145
	-	19,145	416	453	20,014
Income (loss) before equity in net loss of joint ventures, minority interest and income from discontinued operations	27	(2,160)	938	436	(759)
Equity in net loss of joint ventures	(63)	(199)	(22)	-	(284)
Gain on sale of partnership interest	1,314	-	-	-	1,314
Minority interest in operating partnership	-	-	-	(17)	(17)
Income (loss) before income from discontinued operations	1,278	(2,359)	916	419	254
Income from discontinued operations - operating income	276	-	-	-	276
Net income (loss)	1,554	(2,359)	916	419	530
Preferred share dividends	(20)	(1,195)	(86)	(70)	(1,371)
Net income (loss) applicable to common shares	$ 1,534	$ (3,554)	$ 830	$ 349	$ (841)
Weighted average shares outstanding - basic					19,413
Weighted average shares outstanding - diluted					19,413
FFO per share - basic	$ 0.02	$ 0.22	$ 0.06	$ 0.02	$ 0.32
FFO per share - diluted	$ 0.02	$ 0.22	$ 0.06	$ 0.02	$ 0.32

(1) See page 20 for the Company's definition of this non-GAAP measurement.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Twelve Months Ended December 31, 2004				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 1,429	$ 129,609	$ 9,815	$ 19,546	$ 160,399
Interest income	1	5	8	300	314
Expenses	552	61,564	4,583	17,782	84,481
NOI [(1)]	878	68,050	5,240	2,064	76,232
Depreciation and amortization	683	30,846	1,285	930	33,744
General and administrative	132	7,066	573	-	7,771
Interest expense	264	39,872	5	193	40,334
	1,079	77,784	1,863	1,123	81,849
(Loss) income before equity in net income (loss) of joint ventures, minority interest and income from discontinued operations	(201)	(9,734)	3,377	941	(5,617)
Equity in net income (loss) of joint ventures	81	(834)	(170)	-	(923)
Minority interest in operating partnership	-	-	-	(63)	(63)
(Loss) income before income from discontinued operations	(120)	(10,568)	3,207	878	(6,603)
Income from discontinued operations:					
Operating income	245	-	-	-	245
Gain on disposition of property	9,682	-	-	-	9,682
Net income (loss)	9,807	(10,568)	3,207	878	3,324
Preferred share dividends	(86)	(4,938)	(375)	(406)	(5,805)
Net income (loss) applicable to common shares	$ 9,721	$ (15,506)	$ 2,832	$ 472	$ (2,481)
Weighted average shares outstanding - basic					19,519
Weighted average shares outstanding - diluted					19,519
FFO per share - basic	$ 0.04	$ 0.78	$ 0.21	$ 0.04	$ 1.07
FFO per share - diluted	$ 0.04	$ 0.78	$ 0.21	$ 0.04	$ 1.07

	Twelve Months Ended December 31, 2003				
	Acquisitions/ Dispositions	Same Store Market-Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ -	$ 128,893	$ 9,419	$ 17,138	$ 155,450
Interest income	-	23	6	131	160
Expenses	(39)	66,365	4,270	15,266	85,862
NOI [(1)]	39	62,551	5,155	2,003	69,748
Depreciation and amortization	-	31,737	1,247	1,818	34,802
General and administrative	-	5,628	456	-	6,084
Interest expense	-	40,517	5	237	40,759
	-	77,882	1,708	2,055	81,645
Income (loss) before equity in net income (loss) of joint ventures, minority interest and income from discontinued operations	39	(15,331)	3,447	(52)	(11,897)
Equity in net income (loss) of joint ventures	17	(1,102)	(72)	-	(1,157)
Gain on sale of partnership interest	1,314	-	-	-	1,314
Minority interest in operating partnership	-	-	-	(75)	(75)
Income (loss) before income from discontinued operations	1,370	(16,433)	3,375	(127)	(11,815)
Income from discontinued operations - operating income	902	-	-	-	902
Net income (loss)	2,272	(16,433)	3,375	(127)	(10,913)
Preferred share dividends	(81)	(4,745)	(346)	(312)	(5,484)
Net income (loss) applicable to common shares	$ 2,191	$ (21,178)	$ 3,029	$ (439)	$ (16,397)
Weighted average shares outstanding - basic					19,401
Weighted average shares outstanding - diluted					19,401
FFO per share - basic	$ 0.05	$ 0.54	$ 0.22	$ -	$ 0.81
FFO per share - diluted	$ 0.05	$ 0.54	$ 0.22	$ -	$ 0.81

(1) See page 20 for the Company's definition of this non-GAAP measurement.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
			Quarter Ended		
Revenue					
Rental	$ 31,121	$ 31,504	$ 31,527	$ 31,148	$ 31,511
Other income	1,250	1,097	989	978	1,006
Total Revenue	32,371	32,601	32,516	32,126	32,517
Property Operating and Maintenance Expenses					
Personnel	4,003	4,006	4,015	4,025	4,174
Advertising	499	467	457	422	509
Utilities	2,178	2,053	1,869	2,355	2,086
Repairs and maintenance	3,050	3,659	3,298	2,537	3,374
Real estate taxes and insurance	3,979	4,416	4,334	4,195	3,890
Other operating	1,427	1,491	1,452	1,377	1,499
Total Expenses	15,136	16,092	15,425	14,911	15,532
Net Operating Income	$ 17,235	$ 16,509	$ 17,091	$ 17,215	$ 16,985
Operating Margin	53.2%	50.6%	52.6%	53.6%	52.2%
Total Number of Units	15,369	15,369	15,369	15,369	15,369
NOI Per Unit	$ 1,121	$ 1,074	$ 1,112	$ 1,120	$ 1,105
Average Net Collected Per Unit [1]	$ 674	$ 674	$ 672	$ 668	$ 677
Physical Occupancy - End of Period [2]	91.1%	92.6%	92.6%	91.8%	92.5%
Average Economic Occupancy [3]	83.1%	84.5%	85.3%	85.6%	86.6%

(1) Represents gross potential rents less vacancies and concessions.

(2) Is defined as number of units occupied divided by total number of units.

(3) Is defined as potential rent less vacancies and concessions divided by potential rent.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
Operating Results for the Twelve Months Ended December 31, 2004 and 2003
(Unaudited, in thousands, except unit totals and per unit amounts)

	Twelve Months Ended	
	December 31, 2004	December 31, 2003
Revenue		
Rental	$ 125,300	$ 125,266
Other income	4,314	3,650
Total Revenue	129,614	128,916
Property Operating and Maintenance Expenses		
Personnel	16,049	17,323
Advertising	1,845	2,505
Utilities	8,455	8,453
Repairs and maintenance	12,546	14,059
Real estate taxes and insurance	16,924	17,580
Other operating	5,745	6,445
Total Expenses	61,564	66,365
Net Operating Income	$ 68,050	$ 62,551
Operating Margin	52.5%	48.5%
Total Number of Units	15,369	15,369
NOI Per Unit	$ 4,428	$ 4,070
Average Net Collected Per Unit [1]	$ 673	$ 668
Physical Occupancy - End of Period [2]	91.1%	92.5%
Average Economic Occupancy [3]	84.6%	83.8%

(1) Represents gross potential rents less vacancies and concessions.

(2) Is defined as number of units occupied divided by total number of units.

(3) Is defined as potential rent less vacancies and allowances divided by potential rent.

Associated Estates Realty Corporation
"Same Store" Market-Rate Data
As of December 31, 2004 and December 31, 2003

	No. of Units	Average Age[4]	Net Rent Collected per Unit [1]			Physical Occupancy [2]		Turnover Ratio [3]	
			Q4 2004	Q4 2003	% Change	Q4 2004	Q4 2003	Q4 2004	Q4 2003
Arizona	204	15	$ 629	$ 632	(0.5)%	91.7%	95.1%	74.5%	54.9%
Florida	1,128	8	955	887	7.7%	97.2%	90.7%	42.2%	56.0%
Georgia	706	17	618	605	2.1%	96.0%	96.5%	45.3%	37.4%
Indiana	836	9	704	685	2.8%	93.5%	93.7%	46.9%	49.3%
Metro D.C.	667	18	1,052	1,002	5.0%	94.9%	94.2%	43.2%	56.4%
Michigan	2,888	14	668	692	(3.5)%	93.8%	95.5%	48.2%	47.2%
North Carolina	276	10	597	594	0.5%	90.2%	93.5%	43.5%	43.5%
Ohio - Central Ohio	3,135	12	626	646	(3.1)%	92.0%	94.4%	52.7%	50.7%
Ohio - Northeastern Ohio	3,727	16	617	628	(1.8)%	85.9%	90.6%	44.4%	41.4%
Ohio - Northeastern - Congregate Care	170	22	501	651	(23.0)%	67.6%	69.4%	35.3%	21.2%
Ohio - Toledo, Ohio	1,060	23	602	579	4.0%	92.7%	87.0%	44.5%	32.1%
Pennsylvania	468	18	551	575	(4.2)%	83.8%	88.0%	55.6%	47.9%
Texas	104	11	824	878	(6.2)%	84.6%	95.2%	61.5%	38.5%
Total/Average "Same Store"									
Market-Rate	15,369	14	$ 674	$ 677	(0.4)%	91.1%	92.5%	47.5%	45.9%

(1) Represents gross potential rents less vacancies and allowances.

(2) Represents physical occupancy at the end of the period.

(3) Represents the number of units turned over for the period, divided by the number of units in the region, annualized.

(4) Age shown in years.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three and Twelve Months Ended December 31, 2004 and 2003

Property NOI [1]	No. of Units	Three Months Ended December 31,			
		2004 NOI	% of Total NOI	2003 NOI	% of Total NOI
"Same Store" Market-Rate					
Arizona	204	$ 205	1.08%	$ 212	1.15%
Florida	1,128	1,853	9.73%	1,533	8.35%
Georgia	706	597	3.14%	589	3.21%
Indiana	836	1,323	6.95%	883	4.81%
Metro D.C.	667	1,424	7.48%	1,382	7.52%
Michigan	2,888	3,344	17.56%	3,623	19.73%
North Carolina	276	240	1.26%	270	1.47%
Ohio - Central Ohio	3,135	3,286	17.26%	3,529	19.21%
Ohio - Northeastern Ohio	3,727	3,274	17.20%	3,270	17.81%
Ohio - Northeastern - Congregate Care	170	(1)	(0.01)%	22	0.12%
Ohio - Toledo, Ohio	1,060	1,173	6.16%	1,165	6.34%
Pennsylvania	468	406	2.13%	393	2.14%
Texas	104	111	0.58%	141	0.77%
Total "Same Store" Market-Rate	15,369	17,235	90.52%	17,012	92.63%
Affordable Housing					
Ohio	1,246	1,306	6.86%	1,354	7.37%
Acquisitions					
Florida	288	498	2.62%	-	0.00%
Total Properties	16,903	$ 19,039	100.00%	$ 18,366	100.00%

	No. of Units	Twelve Months Ended December 31,			
		2004 NOI	% of Total NOI	2003 NOI	% of Total NOI
"Same Store" Market-Rate					
Arizona	204	$ 811	1.09%	$ 719	1.06%
Florida	1,128	6,472	8.73%	5,631	8.31%
Georgia	706	2,346	3.16%	1,887	2.79%
Indiana	836	4,303	5.80%	3,257	4.81%
Metro D.C.	667	5,386	7.26%	5,131	7.57%
Michigan	2,888	13,734	18.52%	13,355	19.72%
North Carolina	276	1,010	1.36%	924	1.36%
Ohio - Central Ohio	3,135	13,478	18.17%	12,978	19.16%
Ohio - Northeastern Ohio	3,727	14,010	18.89%	12,261	18.10%
Ohio - Northeastern - Congregate Care	170	15	0.02%	138	0.20%
Ohio - Toledo, Ohio	1,060	4,264	5.75%	4,271	6.30%
Pennsylvania	468	1,687	2.27%	1,430	2.11%
Texas	104	534	0.72%	608	0.90%
Total "Same Store" Market-Rate	15,369	68,050	91.75%	62,590	92.39%
Affordable Housing					
Ohio	1,246	5,240	7.07%	5,155	7.61%
Acquisitions					
Florida	288	878	1.18%	-	0.00%
Total Properties	16,903	$ 74,168	100.00%	$ 67,745	100.00%

(1) See page 20 for the Company's definition of this non-GAAP measurement.

Associated Estates Realty Corporation
Debt Structure
As of December 31, 2004
(Dollar and share amounts in thousands)

	Balance Outstanding December 31, 2004	Percentage of Total Debt	Weighted Average Interest Rate
FIXED RATE DEBT			
Mortgages payable	$ 471,035	84.6%	7.7%
Total fixed rate debt	471,035	84.6%	7.7%
VARIABLE RATE DEBT			
Mortgages payable	76,244	13.7%	4.1%
Lines of credit borrowings	10,000	1.7%	3.2%
Total variable rate debt	86,244	15.4%	4.0%
TOTAL DEBT	$ 557,279	100.0%	7.1%
Interest coverage ratio [1]	1.69:1		
Fixed charge coverage ratio [2]	1.48:1		
Weighted average maturity	4.4 years		

SCHEDULED PRINCIPAL MATURITIES			
	Fixed Rate	Variable Rate	Total
2005	$ -	$ 43,197	$ 43,197
2006 [3]	-	41,641	41,641
2007	82,392	-	82,392
2008	41,307	-	41,307
2009	127,882	-	127,882
Thereafter	219,454	1,406	220,860
Total	$ 471,035	$ 86,244	$ 557,279

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2004	2003	2004	2003
CAPITALIZED INTEREST				
Interest capitalized	$ -	$ -	$ -	$ (29)
INTEREST RATE SWAP				
Amortization of termination fee [4]	$ (119)	$ (119)	$ (476)	$ (476)
Interest rate swap expense	(84)	(233)	(688)	(896)
Total	$ (203)	$ (352)	$ (1,164)	$ (1,372)

(1)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs. See page 19 for a reconciliation of net (loss) income to EBITDA and for the Company's definition of EBITDA.

(2)   Represents interest expense and preferred stock and restricted stock dividend payment coverage.

(3)   Includes the scheduled maturity on one of the Company's line of credit.

(4)   On December 11, 2000, the Company executed termination agreements for two swaps. The Company received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the swaps through 2007, at the rate of $37,693 per month or $476,317 per year.

Associated Estates Realty Corporation
Joint Venture Summary Data
(Unaudited, dollar amounts in thousands)

Balance Sheet Data	December 31, 2004	December 31, 2003
Real estate, net	$ 55,962	$ 77,898
Other assets	1,476	3,266
	$ 57,438	$ 81,164
Amount payable to the Company	$ 23	$ 152
Mortgage payable	45,770	61,769
Other liabilities	968	949
Equity	10,677	18,294
	$ 57,438	$ 81,164

Beneficial Interest in Operations				
	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2004	2003	2004	2003
Revenue	$ 885	$ 1,063	$ 4,071	$ 3,521
Cost of operations	536	594	2,405	2,220
Revenue less cost of operation	349	469	1,666	1,301
Interest income	-	-	-	2
Interest expense	(301)	(321)	(1,277)	(1,267)
Depreciation - real estate assets	(241)	(295)	(1,059)	(975)
Depreciation - other	(50)	(50)	(200)	(224)
Amortization of deferred costs	(9)	(21)	(8)	(71)
Amortization of deferred financing fees	(7)	(17)	(68)	(76)
Discontinued operations:				
Operating (loss) income	(7)	(49)	23	(297)
Gain on disposition of property	-	-	-	450
Net (loss) income	(266)	(284)	(923)	(1,157)
Add:				
Depreciation - real estate assets	241	314	1,059	1,371
Amortization of deferred costs	9	21	8	71
Less:				
Gain on disposition of property	-	-	-	(450)
Funds from Operations (FFO) [1]	$ (16)	$ 51	$ 144	$ (165)

Summary of Debt	Number of Units	At 100%	AERC's Prorata Share	Maturity Date
Lakeshore Village (50.0% Affordable Housing)	108	$ 4,185	$ 2,093	8/1/2031
Idlewylde Phase I (49.0% Market-Rate)	308	16,582	8,125	5/31/2005
Idlewylde Phase II (49.0% Market-Rate) [2]	535	25,003	12,251	12/10/2005
Total of all joint ventures	951	$ 45,770	$ 22,469	

(1) See page 19 for the Company's definition of this non-GAAP measurement.

(2) The Company has guaranteed the payment of 50.0% of the loan balance or approximately $12.5 million.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be appropriate supplemental measures of our performance because they eliminate depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net (loss) income available to common shareholders to EBITDA.

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2004	2003	2004	2003
Net (loss) income available to common shareholders	$ (3,410)	$ (841)	$ (2,481)	$ (16,397)
Equity in net loss of joint venture	266	284	923	1,157
Preferred share dividends	1,691	1,371	5,805	5,484
Gain on sale of partnership interest	-	(1,314)	-	(1,314)
Gain on disposition of property	-	-	(9,682)	-
Interest income	(156)	(44)	(314)	(160)
Interest expense, net	10,137	10,145	40,334	40,759
Depreciation and amortization	8,615	8,642	33,754	34,828
Taxes	(44)	(160)	206	119
EBITDA	17,099	18,083	68,545	64,476
EBITDA - Joint Ventures:				
Equity in net loss of joint venture	(266)	(284)	(923)	(1,157)
Gain on disposition of property	-	-	-	(450)
Interest income	-	(1)	-	(4)
Interest expense, net	308	353	1,345	1,604
Depreciation and amortization	300	385	1,266	1,685
EBITDA - Joint Ventures	342	453	1,688	1,678
Total EBITDA	$ 17,441	$ 18,536	$ 70,233	$ 66,154

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service companies at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Recurring Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

Same Store "Market-Rate" Properties

Same Store "Market-Rate" Properties are conventional multifamily residential apartments, which have reached stabilization. The Company considers a property stabilized when its occupancy rate reaches 93.0% or one year following the purchase or delivery of the final units, whichever occurs first.